Exhibit 99.1

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2021

(UNAUDITED)

INDEX TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

(UNAUDITED)

Item	Page
Consolidated Balance Sheets	2
Consolidated Statements of Operations and Comprehensive Loss	3
Consolidated Statements of Changes in Equity	4-5
Consolidated Statements of Cash Flows	6
Notes to Condensed Consolidated Interim Financial Statements	7-18

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Consolidated Balance Sheets
(in thousands, except share data)
	September 30, 2021	December 31, 2020

ASSETS
Current assets
Cash and cash equivalents	$332,871	$272,092
Short-term deposits	187,000	27,000
Accounts receivable, net of allowance for credit losses of $0.7 million and $0.9 million as of September 30, 2021 and December 31, 2020	121,848	106,068
Inventories	119,925	131,672
Prepaid expenses	8,634	6,717
Other current assets	27,317	16,943
Total current assets	797,595	560,492
Non-current assets
Property, plant and equipment, net	199,668	201,232
Goodwill	39,750	35,694
Other intangible assets, net	117,010	131,569
Operating lease right-of-use assets	15,624	21,298
Other non-current assets	58,365	39,717
Total non-current assets	430,417	429,510
Total assets	$1,228,012	$990,002

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$48,292	$16,987
Accrued expenses and other current liabilities	30,875	31,061
Accrued compensation and related benefits	36,983	25,659
Deferred revenues - short term	49,104	49,165
Operating lease liabilities - short term	7,514	9,282
Total current liabilities	172,768	132,154
Non-current liabilities
Deferred revenues - long term	17,980	14,227
Operating lease liabilities - long term	8,353	12,567
Contingent consideration	40,589	37,400
Other non-current liabilities	37,869	34,059
Total non-current liabilities	104,791	98,253
Total liabilities	$277,559	$230,407

Contingencies (see note 12)

Redeemable non-controlling interests	-	227

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousand shares; 65,467 thousand shares and 56,617 thousand shares issued and outstanding at September 30, 2021 and December 31, 2020, respectively	182	155
Additional paid-in capital	3,001,685	2,753,955
Accumulated other comprehensive loss	(8,372)	(8,846)
Accumulated deficit	(2,043,042)	(1,985,896)
Total equity	950,453	759,368
Total liabilities and equity	$1,228,012	$990,002

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Consolidated Statements of Operations and Comprehensive Loss

	Three Months Ended September 30,		Nine Months Ended September 30,
in thousands, except per share data	2021	2020	2021	2020

Revenues
Products	$108,888	$83,548	$299,517	$240,597
Services	50,121	44,344	140,686	137,825
	159,009	127,892	440,203	378,422
Cost of revenues
Products	54,820	47,339	151,471	126,556
Services	36,001	30,784	101,697	98,491
	90,821	78,123	253,168	225,047

Gross profit	68,188	49,769	187,035	153,375

Operating expenses
Research and development, net	22,645	19,562	65,683	65,059
Selling, general and administrative	67,462	48,343	184,353	155,630
Goodwill impairment	-	386,154	-	386,154
	90,107	454,059	250,036	606,843

Operating loss	(21,919)	(404,290)	(63,001)	(453,468)

Financial expenses, net	(634)	(167)	(1,383)	(847)

Loss before income taxes	(22,553)	(404,457)	(64,384)	(454,315)
Income tax benefit	699	343	6,009	2,250

Share in profit (loss) of associated companies	3,778	(952)	1,229	(2,740)

Net loss	$(18,076)	$(405,066)	$(57,146)	$(454,805)

Net loss attributable to non-controlling interests	-	(4)	-	(54)

Net loss attributable to Stratasys Ltd.	$(18,076)	$(405,062)	$(57,146)	$(454,751)

Net loss per ordinary share attributable to Stratasys Ltd. - basic and diluted	$(0.28)	$(7.35)	$(0.91)	$(8.29)

Weighted average ordinary shares outstanding. - basic and diluted	65,018	55,086	62,888	54,851

Comprehensive loss
Net loss	(18,076)	(405,066)	(57,146)	(454,805)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(2,247)	1,056	(2,105)	(611)
Unrealized gains (losses) on derivatives designated as cash flow hedges	578	(1,851)	2,579	(962)
Other comprehensive income (loss), net of tax	(1,669)	(795)	474	(1,573)
Comprehensive loss	(19,745)	(405,861)	(56,672)	(456,378)
Less: comprehensive loss attributable to non-controlling interests	-	(4)	-	(54)
Comprehensive loss attributable to Stratasys Ltd.	$(19,745)	$(405,857)	$(56,672)	$(456,324)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Consolidated Statements of Changes in Equity
(in thousands )
Three and Nine Months Ended September 30, 2021 and 2020
					Accumulated
			Additional		Other
	Ordinary Shares		Paid-In	Accumulated	Comprehensive	Total
	Number of shares	Par Value	Capital	deficit	Loss	Equity
Balance as of December 31, 2020	56,617	155	2,753,955	(1,985,896)	(8,846)	759,368
Issuance of shares in connection with stock-based compensation plans	670	2	2,881	-	-	2,883
Stock-based compensation	-	-	7,205	-	-	7,205
Public offering of ordinary shares, net	7,931	24	218,851	-	-	218,875
Deferred tax assets in connection with public offering expenses	-	-	1,156	-	-	1,156
Comprehensive income (loss)	-	-	-	(18,911)	1,212	(17,699)
Balance as of March 31, 2021	65,218	$181	$2,984,048	$(2,004,807)	$(7,634)	$971,788
Issuance of shares in connection with stock-based compensation plans	178	*	633	-	-	633
Stock-based compensation	-	-	7,977	-	-	7,977
Deferred tax assets in connection with public offering expenses	-	-	175	-	-	175
Comprehensive income (loss)	-	-	-	(20,159)	931	(19,228)
Balance as of June 30, 2021	65,396	$181	$2,992,833	$(2,024,966)	$(6,703)	$961,345
Issuance of shares in connection with stock-based compensation plans	71	1	692	-	-	693
Stock-based compensation	-	-	7,958	-	-	7,958
Expenses in connection with March 2021 public offering	-	-	(25)	-	-	(25)
Reduction of redeemable non-controlling interest	-	-	227	-	-	227
Comprehensive loss	-	-	-	(18,076)	(1,669)	(19,745)
Balance as of September 30, 2021	65,467	$182	$3,001,685	$(2,043,042)	$(8,372)	$950,453

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Consolidated Statements of Changes in Equity
(in thousands )
Three and Nine Months Ended September 30, 2021 and 2020
					Accumulated
			Additional		Other
	Ordinary Shares		Paid-In	Accumulated	Comprehensive	Total
	Number of shares	Par Value	Capital	deficit	Loss	Equity
Balance as of December 31, 2019	54,441	148	2,706,894	(1,542,175)	(7,716)	1,157,151
Issuance of shares in connection with stock-based compensation plans	358	1	29	-	-	30
Stock-based compensation	-	-	4,907	-	-	4,907
Comprehensive loss	-	-	-	(21,703)	(1,132)	(22,835)
Balance as of March 31, 2020	54,799	$149	$2,711,830	$(1,563,878)	$(8,848)	$1,139,253
Issuance of shares in connection with stock-based compensation plans	231	1	22	-	-	23
Stock-based compensation	-	-	6,111	-	-	6,111
Comprehensive income (loss)	-	-	-	(27,986)	354	(27,632)
Balance as of June 30, 2020	55,030	$150	$2,717,963	$(1,591,864)	(8,494)	$1,117,755
Issuance of shares in connection with stock-based compensation plans	82	*	-	-	-	*
Stock-based compensation	-	-	4,876	-	-	4,876
Comprehensive loss	-	-	-	(405,062)	(795)	(405,857)
Balance as of September 30, 2020	55,112	$150	$2,722,839	$(1,996,926)	$(9,289)	$716,774

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Consolidated Statements of Cash Flows
	Nine Months Ended September 30,
in thousands	2021	2020

Cash flows from operating activities
Net loss	$(57,146)	$(454,805)

Adjustments to reconcile net loss to net cash provided by operating activities:
Goodwill impairment	-	386,154
Impairment of other long-lived assets	1,944	5,557
Depreciation and amortization	41,412	37,428
Stock-based compensation	23,140	15,894
Foreign currency transaction loss	4,210	(2,565)
Deferred income taxes	(9,054)	(1,541)
Share in loss (profit) of associated companies	(1,173)	2,740
Revaluation of investments	556	-
Other non-cash items, net	364	37

Change in cash attributable to changes in operating assets and liabilities:
Accounts receivable, net	(17,023)	29,563
Inventories	8,271	15,167
Other current assets and prepaid expenses	(11,911)	5,805
Other non-current assets	3,834	2,681
Accounts payable	29,204	(17,579)
Other current liabilities	14,047	(8,430)
Deferred revenues	3,470	(8,070)
Other non-current liabilities	(2,749)	(3,932)
Net cash provided by operating activities	31,396	4,104

Cash flows from investing activities
Cash paid for acquisitions, net of cash acquired	(6,669)	-
Purchase of property and equipment	(16,193)	(19,912)
Investments in short-term bank deposits	(249,000)	(27,000)
Investments in unconsolidated entities	(7,000)	-
Proceeds from maturity of short-term bank deposits	89,000	-
Proceeds from sale of equity method investment	-	3,175
Net proceeds from divestitures of subsidiaries and associated companies	-	1,000
Purchase of intangible assets	(1,219)	(1,598)
Other investing activities	(85)	89
Net cash used in investing activities	(191,166)	(44,246)

Cash flows from financing activities
Proceeds from public offering, net of issuance costs	218,850	-
Proceeds from exercise of stock options	3,699	53
Other financing activities	406	-
Net cash provided by financing activities	222,955	53

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,413)	(484)

Net change in cash, cash equivalents and restricted cash	60,772	(40,573)
Cash, cash equivalents and restricted cash, beginning of period	272,216	293,597

Cash, cash equivalents and restricted cash, end of period	$332,988	$253,024

Supplemental disclosures of cash flow information:
Transfer of inventory to fixed assets	2,760	2,445
Transfer of fixed assets to inventory	844	281

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 1. Business Description and Basis of Presentation

Stratasys Ltd. (collectively with its subsidiaries, the “Company” or “Stratasys”) is a global leader in connected, polymer-based 3D printing solutions, across the entire manufacturing value chain. The Company leverages its competitive advantages, which include a broad set of best-in-class 3D printing platforms, software, a materials and technology partner ecosystem, innovative leadership, and global GTM infrastructure, in order to position itself to capture share in a significant and growing global marketplace, with a focus on manufacturing. The Company’s approximately 1,600 granted and pending additive technology patents to date have been used to create models, prototypes, manufacturing tools, and production parts for a multitude of industries including aerospace, automotive, transportation, healthcare, consumer products, dental, medical, and education. Stratasys’ products and comprehensive solutions improve product quality, development time, cost, and time-to-market. The Company’s 3D ecosystem of solutions and expertise includes 3D printers, materials, software, expert services, and on-demand parts production.

The condensed consolidated interim financial information herein is unaudited; however, such information reflects all adjustments (consisting of normal, recurring adjustments), which are, in the opinion of management, necessary for a fair statement of results for the interim period. The condensed consolidated interim financial statements include the accounts of Stratasys Ltd. and its subsidiaries. All intercompany accounts and transactions, including profits from intercompany sales not yet realized outside the Company, have been eliminated in consolidation.

The Company's financial statements are prepared in conformity with U.S. generally accepted accounting principles (“GAAP”), which requires the Company to make estimates based on assumptions about current and, for some estimates, future economic and market conditions which affect reported amounts and related disclosures in its financial statements. Although the Company current estimates contemplate current and expected future conditions, as applicable, it is reasonably possible that actual conditions could differ from the Company expectations, which could materially affect its results of operations and financial position.

In particular, a number of estimates have been and will continue to be affected by the ongoing COVID-19 pandemic. The severity, magnitude and duration of, and recovery from, as well as the economic consequences of, the COVID-19 pandemic, remain uncertain, rapidly changing and difficult to predict. As a result, the accounting estimates and assumptions may change over time in response to COVID-19. Such changes could have an additional impact on the Company’s long-lived asset and intangible asset valuation; inventory valuation; assessment of the annual effective tax rate; and the allowance for expected credit losses and bad debt.

The results of operations for the three and nine months ended September 30, 2021 are not indicative of results that could be expected for the entire fiscal year. Certain financial information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with GAAP have been condensed or omitted. The reader is referred to the audited consolidated financial statements and notes thereto for the year ended December 31, 2020, filed with the U.S. Securities and Exchange Commission (the “SEC”) as part of the Company’s Annual Report on Form 20-F for such year on March 1, 2021.

Note 2. New Accounting Pronouncements

Accounting Pronouncements Adopted in 2021

In December 2019, the FASB issued new guidance to simplify the accounting for income taxes by removing certain exceptions to the general principles and simplification of areas such as franchise taxes, step-up in tax basis goodwill, separate entity financial statements and interim recognition of enactment of tax laws or rate changes The guidance will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company adopted this guidance effective January 1, 2021, with no material impact on its consolidated financial statements.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 3. Certain Transactions

 Origin acquisition

 On December 31, 2020 (the “Origin transaction date”) the Company acquired 3D printing start-up Origin Laboratories Inc. (“Origin”) for an aggregate purchase price of $97.1 million (the “Origin transaction”), including cash and shares. The acquisition enables Stratasys to expand its leadership through innovation in the fast-growing mass production parts market with a next-generation photopolymer platform. Stratasys expects Origin’s proprietary Programmable PhotoPolymerization (P3) technology to be an important growth engine for the Company. The acquisition was aimed at fortifying the Company's leadership in polymers and production applications of 3D printing in industries such as dental, medical, tooling, and select industrial, defense, and consumer goods markets.

In exchange for 100% of the outstanding shares of Origin the Company issued 1,488 thousand ordinary shares, paid cash upon closing, and is obligated to pay additional payments (combination of cash and shares) subject to performance-based earn-outs over 3 years.

The Origin transaction is reflected in accordance with ASC Topic 805, “Business Combinations”, using the acquisition method of accounting with the Company as the acquirer.

The following table summarizes the fair value of the consideration transferred to Origin stockholders for the Origin transaction:

U.S. $ in thousands
Cash payments	$33,025
Issuance of ordinary shares to Origin stockholders	26,636
Contingent consideration at estimated fair value	37,400
Total consideration	$97,061

 The fair value of the ordinary shares issued was determined based on the closing market price of the Company’s ordinary shares on the Origin transaction date.

In accordance with ASC Topic 805, the estimated contingent consideration as of the Origin transaction date was included in the purchase price. The total contingent payments could reach to a maximum aggregate amount of up to $40 million. Approximately 50% of the payments shall be settled in cash, and 50% shall be settled through the issuance of ordinary shares. The estimated fair value of the contingent consideration is based on management’s assessment of whether, and at what level, the financial metrics will be achieved, and the present value factors associated with the timing of the payments. This fair value measurement is based on significant unobservable inputs in the market and thus represents a Level 3 measurement within the fair value hierarchy. Changes in the fair value of contingent consideration will be recorded in Consolidated Statements of Operations and Comprehensive Loss. Refer to note 9.

An additional payment of $6 million, which is subject to the founders' retention over 3 years, will be recorded as compensation expense over the retention period. Compensation expenses for the three and nine months ended September 30, 2021 were approximately $1.1 million and $3.3 million respectively.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, based on the information that is available as of September 30, 2021. Thus, the measurements of fair value reflected are subject to changes and such changes could be significant. The preliminary allocation of the purchase price to assets acquired and liabilities assumed is as follows:

Allocation of Purchase Price
(U.S. $ in thousands)
Cash and cash equivalents	$2,083
Goodwill	38,094
Intangible assets	71,120
Other assets	3,493
Total assets acquired	114,790

Net deferred tax liabilities	14,007
Other labilities	3,722
Total liabilities assumed	17,729

Net assets acquired	$97,061

The allocation of the purchase price to net assets acquired and liability assumed resulted in the recognition of an intangible asset related to developed technology of $71 million. This intangible asset has a useful-life of 10 years. The fair value estimate of the developed technology is determined using a variation of the income approach known as the “Multi-Period Excess Earnings Approach”. This valuation technique estimates the fair value of an asset based on market participants’ expectations of the cash flows an asset would generate over its remaining useful life. The net cash flows were discounted to present value.

Pro forma information giving effect to the acquisition has not been provided as the impact of the transaction for purposes of Stratasys' consolidation results of operations and financial condition would not be material.

  XAAR acquisition

On November 1, 2021, the Company acquired the remaining 55% share of XAAR 3D, for an aggregate purchase price of $33.8 million. The Company paid cash upon closing and it is obligated to make additional earn-out payments and royalties on products and services sales for up to 15 years.

  RPS acquisition

 On February 16, 2021 the Company acquired RP Support Limited (“RPS”), a provider of industrial stereolithography 3D printers and solutions. In exchange for 100% of the outstanding shares of RPS, the Company paid cash upon closing and it is obligated to make additional payments (in cash), subject to performance-based criteria, via earn-out payments over two years.

  Marketable equity investment

The Company recognized in the three and nine months ended September 30, 2021 losses of $2.0 million and $1.2 million respectively, for revaluation of an equity investment. In prior periods the investment was treated as a non-marketable equity investment without readily determinable fair value. The entity in which the Company invested became public during the first quarter and accordingly the investment is now treated as a marketable equity investment.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 4. Revenues

Disaggregation of Revenues

The following table presents the Company’s revenues disaggregated by geographical region (based on the Company's customers' locations) and revenue type for the three and nine months ended September 30, 2021 and 2020:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	(U.S. $ in thousands)		(U.S. $ in thousands)
Americas
Products	$65,610	$52,827	$172,961	$145,871
Service	37,962	33,770	105,673	106,000
Total Americas	103,572	86,597	278,634	251,871

EMEA
Products	26,896	17,245	75,223	53,735
Service	7,165	6,003	20,279	17,348
Total EMEA	34,061	23,248	95,502	71,083

Asia Pacific
Products	16,382	13,476	51,333	40,991
Service	4,994	4,571	14,734	14,477
Total Asia Pacific	21,376	18,047	66,067	55,468

Total Revenues	$159,009	$127,892	$440,203	$378,422

The following table presents the Company’s revenues disaggregated based on the timing of revenue recognition (at a specific point in time or over the course of time) for the three and nine months ended September 30, 2021 and 2020:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	(U.S. $ in thousands)		(U.S. $ in thousands)
Revenues recognized in point in time from:
Products	$108,888	$83,548	$299,517	$240,597
Services	12,056	10,387	33,781	29,809
Total revenues recognized in point in time	120,944	93,935	333,298	270,406

Revenues recognized over time from:
Services	38,065	33,957	106,905	108,016
Total revenues recognized over time	38,065	33,957	106,905	108,016

Total Revenues	$159,009	$127,892	$440,203	$378,422

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Contract Assets and Contract Liabilities

Contract assets are recorded when the Company's right to consideration is conditional on constraints other than the passage of time. The Company had no material contract assets as of September 30, 2021 and December 31, 2020.

Contract liabilities include advance payments and billings in excess of revenue recognized, which are primarily related to advanced billings for service type warranty. Contract liabilities are presented under deferred revenues. The Company's deferred revenues as of September 30, 2021 and December 31, 2020 were as follows:

	September 30, 2021	December 31, 2020

	U.S. $ in thousands

Deferred revenue*	67,084	63,392

*Includes $18 million and $14.2 million under long term deferred revenue in the Company's consolidated balance sheets as of September 30, 2021 and December 31, 2020, respectively.

Revenue recognized in 2021 that was included in deferred revenue balance as of December 31, 2020 was $9.7 million and $41.8 million for the three and nine months ended September 30, 2021.

Remaining Performance Obligations

Remaining Performance Obligations (“RPO“) represent contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. As of September 30, 2021, the total RPO amounted to $121.4 million. The Company expects to recognize $102.1 million of this RPO during the next 12 months, $10.8 million over the subsequent 12 months and the remaining $8.6 million thereafter.

Incremental Costs of Obtaining a Contract

Sales commissions earned mainly by the Company’s sales agents are considered incremental costs of obtaining a contract with a customer, as the Company expects the benefit of those commissions to be longer than one year. The majority of the sales commissions are not subject to capitalization, as the commission expense is recognized as the related revenue is recognized. Sales commissions for initial contracts related to the service type warranty are deferred and then amortized on a straight-line basis over the expected customer relationship period if the Company expects to recover those costs. Amortization expense is included in selling, general and administrative expenses in the consolidated statements of operations and comprehensive loss. As of September 30, 2021 and December 31, 2020, the deferred commissions amounted to $6.6 million and $5 million, respectively.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 5. Inventories

Inventories consisted of the following:

	September 30, 2021	December 31, 2020

	U.S. $ in thousands
Finished goods	$53,576	$61,297
Work-in-process	3,734	3,163
Raw materials	62,615	67,212
	$119,925	$131,672

Note 6. Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of the Company’s goodwill for the nine months ended September 30, 2021 were as follows:

U.S. $ in thousands

Goodwill as of January 1, 2021*	$35,694
Goodwill acquired**	1,716
Measurement period adjustments	2,400
Foreign currency translation adjustments	(60)
Goodwill as of September 30, 2021	$39,750

*The goodwill was acquired as part of the Origin acquisition. See Note 3.

**The goodwill was acquired as part of the RPS acquisition. See Note 3.

During the third quarter of 2020, the Company noted that indicators of potential impairment existed which required an interim goodwill impairment analysis for Stratasys-Objet reporting unit. These indicators included longer and deeper than expected reduction in the business, refinement to the Company’s business focus into additional inorganic technologies and sustained decline in the Company’s market capitalization during the prior two quarters, in each case, primarily as a result of the COVID-19 impact on the global economy and the Company’s business.

As a result of the factors discussed above, the Company revisited its assumptions supporting the cash flow projections for its Stratasys-Objet reporting unit, including: (i) the expected duration and depth of revenue reduction and certain revenue growth assumptions; (ii) the associated operating profit margins; and (iii) the long term growth rate. In estimating the discounted cash flow, the Company used the following key assumptions: the Company expected it would take approximately two years to regain the loss of revenue and return to its pre COVID-19 activity levels considering the impact of both volume and price with a similar effect on profitability. Following such period, the Company expects to return to similar growth rates as estimated in prior valuations. The Company assumed a long term terminal growth rate of 2.5%, which is lower than the 3.1% used in prior valuations. In addition, changes in business focus due to introduction of new technologies was expected to lower the total revenues related to the Stratasys-Objet reporting unit. The resulting cash flow amounts were discounted using the same discount rate of 13.5%.

Based on the revised cash flow projections, the value of the reporting unit had decreased below its carrying value, and the Company recorded in the third quarter of 2020, a goodwill impairment charge of $386.2 million, the entire reporting unit’s goodwill.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Other Intangible Assets

Other intangible assets consisted of the following:

	September 30, 2021			December 31, 2020
	Carrying Amount,		Net	Carrying Amount,		Net
	Net of	Accumulated	Book	Net of	Accumulated	Book
	Impairment	Amortization	Value	Impairment	Amortization	Value
	U.S. $ in thousands
Developed technology	$365,039	$(276,097)	$88,942	$357,863	$(260,123)	$97,740
Patents	18,768	(9,594)	9,174	17,699	(8,487)	9,212
Trademarks and trade names	26,056	(21,962)	4,094	26,036	(21,114)	4,922
Customer relationships	100,802	(86,002)	14,800	101,107	(81,413)	19,694
Capitalized software development costs	7,410	(7,410)	-	7,410	(7,410)	-
	$518,075	$(401,065)	$117,010	$510,115	$(378,547)	$131,568

Amortization expenses relating to intangible assets for the three-month periods ended September 30, 2021 and 2020 were approximately $7.7 million and $6.2 million, respectively. Amortization expenses relating to intangible assets for the nine-month periods ended September 30, 2021 and 2020 were approximately $23.0 million and $18.6 million, respectively.

As of September 30, 2021, the estimated amortization expenses relating to intangible assets for each of the following future periods were as follows:

Estimated
amortization expense
(U.S. $ in thousands)
Remaining 3 months of 2021	$8,213
2022	30,765
2023	16,166
2024	12,251
2025 and thereafter	49,615
Total	$117,010

Note 7. Net Loss Per Share

The following table presents the numerator and denominator of the basic and diluted net loss per share computations for the three and nine months ended September 30, 2021 and 2020:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	In thousands, except per share amounts		In thousands, except per share amounts
Numerator:
Net loss attributable to Stratasys Ltd. for basic and diluted net loss per share	(18,076)	(405,062)	(57,146)	(454,751)

Denominator:
Weighted average shares - for basic and diluted net loss per share	65,018	55,086	62,888	54,851

Net loss per share attributable to Stratasys Ltd.
Basic and diluted	$(0.28)	$(7.35)	$(0.91)	$(8.29)

The computation of diluted net loss per share excluded share awards of 5.0 million shares and 4.8 million shares for the three and nine months ended September 30, 2021 and 2020, respectively, because their inclusion would have had an anti-dilutive effect on the diluted net loss per share.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

 Note 8. Income Taxes

        The Company had income tax benefit of $0.7 million for the three-month period ended September 30, 2021 compared to income tax benefit of $0.3 million for the three-month period ended September 30, 2020, and income tax benefit of $6.0 million for the nine-month period ended September 30, 2021 compared to income tax benefit of $2.3 million for the nine-month period ended September 30, 2020. The Company’s effective tax rate as of September 30, 2021 was primarily impacted by our transition during the second quarter of 2021 to the new Israeli tax regime of “Preferred Technology Enterprise”, under which the Company is subject to a 12% tax rate, as well as different geographic mixes of earnings and losses and a valuation allowance on losses of the Company's US subsidiaries.

Note 9. Fair Value Measurements

Financial instruments measured at fair value

The following table summarizes the Company’s financial assets and liabilities that are carried at fair value on a recurring basis, in its consolidated balance sheets:

	September 30, 2021		December 31, 2020
	Level 2	Level 3	Level 2	Level 3
	(U.S. $ in thousands)
Assets:
Foreign exchange forward contracts not designated as hedging instruments	$67	-	$56	-
Foreign exchange forward contracts designated as hedging instruments	634	-	793	-

Liabilities:
Foreign exchange forward contracts not designated as hedging instruments	(2)	-	(1,098)	-
Foreign exchange forward contracts designated as hedging instruments	-	-	(1,584)	-
Contingent consideration	-	40,589	-	37,400
	$699	$40,589	$(1,833)	$37,400

The Company’s foreign exchange forward contracts are classified as Level 2, as they are not actively traded and are valued using pricing models that use observable market inputs, including interest rate curves and both forward and spot prices for currencies (Level 2 inputs).

Contingent consideration represents liabilities recorded at fair value in connection with acquisitions, and thus represents a Level 3 measurement within the fair value hierarchy (refer to Note 3).

Other financial instruments consist mainly of cash and cash equivalents, short-term deposits, current and non-current assets, accounts payable and other current liabilities. The fair value of these financial instruments approximates their carrying values.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 10. Derivative instruments and hedging activities

Since the Company conducts its operations globally, it is exposed to global market risks and to the risk that its earnings, cash flows and equity could be adversely impacted by fluctuations in foreign currency exchange rates. The Company enters into transactions involving foreign currency exchange derivative financial instruments. The Company manages its foreign currency exposures on a consolidated basis, which allows the Company to net exposures and take advantage of any natural hedging. The transactions are designed to manage the Company’s net exposure to foreign currency exchange rates and to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company is primarily exposed to foreign exchange risk with respect to recognized assets and liabilities and forecasted transactions denominated in the New Israeli Shekel (“NIS”), Euro, GBP, Korean Won, Chinese Yuan and the Japanese Yen. The gains and losses on the hedging instruments partially offset losses and gains on the hedged items. Financial markets and currency volatility may limit the Company’s ability to hedge these exposures. These contracts mature through December 2021.

The following table summarizes the consolidated balance sheets classification and fair values of the Company’s derivative instruments:

		Fair Value		Notional Amount
		September 30,	December 31,	September 30,	December 31,
	Balance sheet location	2021	2020	2021	2020
		U.S. $ in thousands
Assets derivatives -Foreign exchange contracts, not designated as hedging instruments	Other current assets	$67	$56	$43,389	$36,882
Assets derivatives -Foreign exchange contracts, designated as cash flow hedge	Other current assets	634	793	20,765	10,417
Liability derivatives -Foreign exchange contracts, not designated as hedging instruments	Accrued expenses and other current liabilities	(2)	(1,098)	847	37,999
Liability derivatives -Foreign exchange contracts, designated as hedging instruments	Accrued expenses and other current liabilities	-	(1,584)	-	50,186
		$699	$(1,833)	$65,001	$135,484

Foreign exchange contracts not designated as hedging instruments

As of September 30, 2021, the notional amounts of the Company’s outstanding exchange forward contracts, not designated as hedging instruments, were $44.2 million, and were used to reduce foreign currency exposures. With respect to such derivatives, gain of $0.9 million and loss of $3.2 million were recognized under financial income (expenses), net for the three-month periods ended September 30, 2021 and 2020, respectively. Such gains or losses partially offset the foreign currency revaluation changes of the balance sheet items. These foreign currencies revaluation changes are also recognized under financial income (expenses), net.

Cash Flow Hedging - Hedges of forecasted foreign currency payroll and other operating expenses

As of September 30, 2021, the Company had in effect foreign exchange forward contracts, designated as cash flow hedges for accounting purposes, for the conversion of $6.4 million into NIS. The Company uses short-term cash flow hedge contracts to reduce its exposure to variability in expected future cash flows resulting mainly from payroll costs and other operating expenses denominated in NIS. The changes in fair value of those contracts are included in the Company’s accumulated other comprehensive loss.

Cash Flow Hedging - Hedges of forecasted foreign currency revenue

As of September 30, 2021, the Company had in effect foreign exchange forward contracts, designated as cash flow hedges for accounting purposes, for the conversion of 12.0 million Euro into U.S. dollars. The Company transacts business in U.S. dollars and in various other currencies. The Company may use foreign exchange or forward contracts to hedge certain cash flow exposures resulting from changes in these foreign currency exchange rates. These foreign exchange contracts, carried at fair value, have maturities of up to twelve months. The Company enters into these foreign exchange contracts to hedge a portion of its forecasted foreign currency denominated revenue in the normal course of business and accordingly, they are not speculative in nature.

 STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 11. Equity

a. Stock-based compensation plans

Stock-based compensation expenses for equity-classified stock options, restricted share units (“RSUs”) and performance-based restricted share units (”PSUs”) were allocated as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
	U.S $ in thousands		U.S $ in thousands

Cost of revenues	$805	$524	$2,227	$1,370
Research and development, net	1,764	1,587	5,058	3,764
Selling, general and administrative	5,389	2,765	15,855	10,623
Total stock-based compensation expenses	$7,958	$4,876	$23,140	$15,757

A summary of the Company’s stock option activity for the nine months ended September 30, 2021 is as follows:

	Number of Options	Weighted Average Exercise Price
Options outstanding as of January 1, 2021	2,102,529	$28.06
Granted	46,366	3.15
Exercised	(209,819)	20.05
Forfeited	(40,548)	41.82
Options outstanding as of September 30, 2021	1,898,528	28.04
Options exercisable as of September 30, 2021	1,569,587	$30.66

As of September 30, 2021, the unrecognized compensation cost of $2.5 million related to all unvested, equity-classified stock options is expected to be recognized as an expense over a weighted-average period of 3.2 years.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

A summary of the Company’s RSUs and PSUs activity for the three months ended September 30, 2021 is as follows:

	Number of RSUs and PSUs	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2021	2,801,116	$21.08
Granted	1,272,386	33.91
Vested	(709,434)	21.88
Forfeited	(284,276)	21.98
Unvested as of September 30, 2021	3,079,792	$26.11

The fair value of RSUs and PSUs is determined based on the quoted price of the Company’s ordinary shares on the date of the grant.

As of September 30, 2021, the unrecognized compensation cost of $60 million related to all unvested, equity-classified RSUs and PSUs is expected to be recognized as expense over a weighted-average period of 2.34 years.

b. Accumulated other comprehensive loss

The following tables present the changes in the components of accumulated other comprehensive income (loss), net of taxes, for the nine months ended September 30, 2021 and 2020, respectively:

	Nine Months Ended September 30, 2021
	Net Unrealized Gain (Loss) on Cash Flow Hedges	Foreign Currency Translation Adjustments	Total
	U.S. $ in thousands

Balance as of January 1, 2021	$(1,673)	$(7,173)	$(8,846)
Other comprehensive income before reclassifications	2,427	(2,105)	322
Amounts reclassified from accumulated other comprehensive loss	152	-	152
Other comprehensive income	2,579	(2,105)	474
Balance as of September 30, 2021	$906	$(9,278)	$(8,372)

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

	Nine Months Ended September 30, 2020
	Net Unrealized Gain (Loss) on Cash Flow Hedges	Foreign Currency Translation Adjustments	Total
	U.S. $ in thousands

Balance as of January 1, 2020	$(10)	$(7,706)	$(7,716)
Other comprehensive income (loss) before reclassifications	(299)	(611)	(910)
Amounts reclassified from accumulated other comprehensive loss	(663)	-	(663)
Other comprehensive income (loss)	(962)	(611)	(1,573)
Balance as of September 30, 2020	$(972)	$(8,317)	$(9,289)

c. Public offering of ordinary shares

During March 2021, the Company completed a public offering of $218.9 million, net of underwriting discounts and offering expenses. The total number of shares sold by the Company in the public offering was 7,931,034.

       A deferred tax asset in an amount of $1.3 million was recorded in respect of a tax benefit, arising from the underwriting discounts and offering expenses, as an increase to Additional Paid-In Capital.

Note 12. Contingencies

Legal proceedings

       Subsequent to September 30, 2021, the Company reached preliminary settlement on an employees related matter in the US. The financial statements for the third quarter include a provision in respect of this settlement.

The Company is a party to various legal proceedings from time to time, the outcome of which, in the opinion of management, will not have a significant effect on the financial position, profitability or cash flows of the Company.